COMMENTS RECEIVED ON NOVEMBER 10, 2015

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Emerging Markets Index Fund

Fidelity SAI International Index Fund

Fidelity SAI Real Estate Index Fund

Fidelity SAI U.S. Large Cap Index Fund

POST-EFFECTIVE AMENDMENT NO. 294

1. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Fidelity SAI Real Estate Index Fund)

"[B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed __%. This arrangement will remain in effect through _____. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]"

C: The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: The arrangements will remain in effect through September 30, 2017 for Fidelity SAI Real Estate Index Fund and Fidelity SAI U.S Large Cap Index Fund and through December 31, 2017 for Fidelity SAI International Index Fund and Fidelity SAI Emerging Markets Index Fund. Disclosure will be updated to include this date in the b-filing for each fund. There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

2. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity SAI Real Estate Index Fund)

"Normally investing at least 80% of assets in securities included in the Dow Jones U.S. Select Real Estate Securities Index (the Index)."

(Example from Fidelity SAI U.S. Large Cap Index Fund)

"Normally investing at least 80% of assets in common stocks of large capitalization companies included in the S&P 500 Index."

(Example from Fidelity SAI International Index Fund)

"Normally investing at least 80% of assets in securities included in the MSCI EAFE Index."

(Example from Fidelity SAI Emerging Market Index Fund)

"Normally investing at least 80% of assets in securities included in the MSCI Emerging Markets Index and in depository receipts representing securities included in the index."

C: The Staff requests the inclusion of the market cap range for the stocks in the indices.

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 294

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R: The Fidelity SAI Real Estate Index Fund, Fidelity SAI International Index Fund and Fidelity SAI Emerging Market Index Fund do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure for these funds.  With respect to the Fidelity SAI U.S. Large Cap Index Fund, we have also not modified disclosure because we believe that the current definition of market capitalization by referring to the S&P 500 Index is reasonable and consistent with the Staff's interpretation of Rule 35d-1.  The Staff has indicated that an investment company may use "any reasonable definition" to define a fund's capitalization range, and may consider industry indices for that purpose (Frequently Asked Questions About Rule 35d-1 (Investment Company Names FAQ)).  As the capitalization range of an index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization.

3. Fidelity SAI Real Estate Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities included in the Dow Jones U.S. Select Real Estate Securities Index (the Index)."

C: The Staff requests that if the index includes small cap securities, then a small cap specific risk be added to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not added disclosure. However, while not a principal risk per se, we note that the possibility for market developments to affect different types of markets and different securities - such as securities of small-capitalization companies - differently is addressed under "Stock Market Volatility" in the "Fund Summary" and "Fund Basics" sections.

4. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Lending securities to earn income for the fund."

C: The Staff requests the addition of a corresponding securities lending risk to the "Principal Investment Risks" in the "Fund Summary" and "Fund Basics" sections.

R: In response to previous Staff comments regarding securities lending risk disclosure, we added disclosure from the "Fund Basics" section to the "Fund Summary" section that discusses counterparty risk and other risks associated with securities lending transactions. We continue to be of the view that adding identical disclosure under a separately titled securities lending risk disclosure tile would be duplicative of existing disclosures.

5. All funds

"Fund Summary" (prospectuses)

"Portfolio Managers"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 294

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R: We believe the current portfolio manager disclosures appropriately identify each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

6. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity SAI Real Estate Index Fund)

"Fidelity SAI Real Estate Index Fund seeks to provide investment results that correspond to the total return of equity real estate investment trusts (REITs) and other real estate-related investments."

C: The Staff requests we define "total return" in elsewhere in the prospectus.

R: We believe total return is commonly understood to mean a combination of capital changes and income. Accordingly, we have not modified disclosure.

7. Fidelity SAI Real Estate Index Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

"Geode normally invests at least 80% of the fund's assets in securities included in the Index. The Index is a market capitalization-weighted index of publicly REITs and real estate operating companies."

C: The Staff would like us to disclose the criteria for selecting real estate operating companies.

R: In selecting REITs and real estate operating companies for inclusion in the Dow Jones U.S. Select Real Estate Securities Index, the index provider's criteria are as follows: (1) The company must be both an equity owner and operator of commercial and/or residential real estate; (2)  At least 75% of the company's total revenue must be derived from the ownership and operation of real estate assets; (3)  The company must have a minimum total market capitalization of USD 200 million at the time of its inclusion; (4) The liquidity of the company's stock must be commensurate with that of other institutionally held real estate securities. Because this is publicly available information regarding the index provider's methodology, we have not revised disclosure.

8. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we explain whether derivatives will be included in the calculation of a fund's compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of a fund's derivatives will not be included toward the 80% policy.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, we confirm that at this time the funds are not expected to count derivatives toward its 80% policy and that the notional value of a fund's derivatives would not be included toward the 80% policy.

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 294

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9. All funds

"Investment Policies and Limitations" (SAIs)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when a fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if a fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

10. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 294

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11. Fidelity SAI U.S. Large Cap Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in common stocks of large capitalization companies included in the S&P 500 Index."

C: The Staff requests that the underlined disclosure above be changed to "U.S large capitalization" for consistency with the fund name.

R: We will revise disclosure as follows (underlined added): "Normally investing at least 80% of assets in common stocks of large capitalization U.S. companies included in the S&P 500 Index."

12. Fidelity SAI U.S. Large Cap Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies" and "Principal Investment Risks"

C: If the fund's index is currently concentrated, the Staff requests we disclose the industry in which it concentrates in both the "Principal Investment Strategies" and "Principal Investment Risks" sections.

R: The fund's underlying index is not concentrated in an industry.

13. Fidelity SAI U.S. Large Cap Index Fund, Fidelity SAI International Index Fund, and Fidelity SAI Emerging Markets Index Fund

"Investment Policies and Limitations" (SAIs)

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry."

C: The Staff requests an explanation of how the concentration for each fund would be impacted if the index it seeks to track were to become concentrated.

R: The underlying index is not concentrated in an industry. As a matter of fundamental policy, each fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of each fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry. Should the composition of each fund's index affect each fund's ability to be managed consistently with its investment policies and limitations at some point in the future, FMR would consider other options for each fund at that time.

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 294

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14. Fidelity SAI International Index Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

"Geode normally invests at least 80% of the fund's assets in securities included in the MSCI EAFE Index. The MSCI EAFE Index is a capitalization-weighted index that currently includes stocks of companies located in 16 European countries (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom), Australia, New Zealand, Hong Kong, Japan, and Singapore. The MSCI EAFE Index broadly represents the performance of foreign stock markets."

C: The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R: Investing in emerging markets securities is not a principal investment strategy of the fund.

15. Fidelity SAI Emerging Markets Index Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

"Geode normally invests at least 80% of the fund's assets in securities included in the MSCI Emerging Markets Index and in depository receipts representing securities included in the index. The MSCI Emerging Markets Index is a market capitalization-weighted index designed to measure the performance of large and medium-capitalization companies domiciled in emerging markets countries across the world."

C: The Staff requests that we add a definition of "large and medium-capitalization companies."

R: As the capitalization range of the MSCI Emerging Markets Index varies over time, we believe it is more appropriate to identify well-publicized indices by name rather than giving a snapshot of the capitalization range of an index as of a single date, which would be expected to range over time. Therefore, we propose not to modify the disclosure.

16. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.